A.S.C
 ALBERTA.SECURITIES.COMMISSION

Form 20

Report Under Section 132(1) of the Securities Act of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the Securities Act or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 Capital Raising Exemptions (“MI 45-103”) of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 Offering by CDNX Short Form Offering Document of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1.     Full name and address of the Vendor.

        Canplats Resources Corporation, 1180- 999 W. Hastings Street, Vancouver, B.C. V6C 2W2

2.     Name and address of the issuer of the security traded and description of the security.

        Canplats Resources Corporation, 1180- 999 W. Hastings Street, Vancouver, B.C. V6C 2W2

192,000 Units at a price of $0.10 per unit pursuant to a short form offering document. Each Unit consists of one common share and one non-transferable share purchase warrant for the purchase of one additional common share at a price of $0.20 per Warrant Share until June 3, 2004.

3.     Date of trade(s).

         June 3, 2003

4.     Amount or Number of Securities purchased.

         192,000 Units

5.

The vendor has prepared, certified and filed with Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 Resale of Securities and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

       See attached Schedule “A”

6.	State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

o	First Associates Investments Inc., Suite 500, 550 Burrard Street, Vancouver, B.C. V6C 2B5. Compensation paid: (1) A cash commission of $22,875.40 and a corporate finance fee of $15,000; and (2) an Agent’s Option to acquire 440,000 units at an exercise price of $0.10 per unit until June 3, 2005.

o	Bolder Investment Partners Ltd., Suite 2000, 400 Burrard Street, Vancouver, BC V6C 3A6 Compensation paid: (1) A cash commission of $16,194.60; and (2) an Agent’s Option to acquire 300,000 units at an exercise price of $0.10 per unit until June 3, 2005.

o	Odlum Brown Ltd., Suite 1100, 250 Howe Street, Vancouver, BC V6C 3R8 Compensation paid: (1) A cash commission of $930.00; and (2) an Agent’s Option to acquire 10,000 units at an exercise price of $0.10 per unit until June 3, 2005.

7.     State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

       $19,200.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 10th day of June, 2003.

Canplats Resources Corporation

(name of vendor or agent - please print)

/s/ Linda J. Sue

Signature

Corporate Secretary

(official capacity - please print)

Linda J. Sue

(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

SCHEDULE “A”

Full Name and Address of Purchaser	Amount or Number of Securities Purchased	Purchase Price	Statutory Exemption Relied On	Subject to reduced hold period under the SHAIF System
Diana Davis Sherwood Park, AB	25,000	$0.10	Alberta Blanket Order 45-507	N/A
Todd Sharon Calgary, AB	50,000	$0.10	Alberta Blanket Order 45-507	N/A
Bradley Farris Calgary, AB	10,000	$0.10	Alberta Blanket Order 45-507	N/A
Trupti Sutaria Calgary, AB	7,000	$0.10	Alberta Blanket Order 45-507	N/A
Mike Halvorson Edmonton, AB	100,000	$0.10	Alberta Blanket Order 45-507	N/A